Media Release

Rio Tinto agrees sale of coal assets in Mozambique

30 July 2014

Rio Tinto has reached an agreement to sell Rio Tinto Coal Mozambique, which comprises the Benga coal mine and other projects in the Tete province of Mozambique, to International Coal Ventures Private Limited (ICVL) for US$50 million.

The assets were acquired by Rio Tinto as part of its acquisition of Riversdale Mining Limited in 2011.

The sale is subject to certain conditions precedent and regulatory approvals. The transaction is expected to close in the third quarter of 2014.

During the transition to the new owner, Rio Tinto will continue to manage the mine to the highest safety and environmental standards. Rio Tinto's other assets in the country are unaffected by this transaction.

Note to editor

ICVL is a joint venture company incorporated in India and set up by the mandate of the Government of India exclusively for the purpose of the acquisition of coal mines and coal assets in overseas territories, primarily to meet the coal requirements of the promoter companies of ICVL. The promoter companies of ICVL are also amongst the largest Government of India owned entities: Steel Authority of India Limited, Coal India Limited, Rashtriya Ispat Nigam Limited, National Minerals Development Corporation Limited and National Thermal Power Corporation Limited.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Follow @RioTinto on Twitter

Media Relations, EMEA / Americas	Media Relations, Australia / Asia
Illtud Harri	Bruce Tobin
T +44 20 7781 1152	T +61 3 9283 3612
M +44 7920 503 600	M +61 419 103 454

David Outhwaite	Matthew Klar
T +44 20 7781 1623	T +61 7 3625 4244
M +44 7787 597 493	M +61 457 525 578

Investor Relations, EMEA / Americas	Investor Relations, Australia / Asia
Mark Shannon	Christopher Maitland
T +44 20 7781 1178	T +61 3 9283 3063
M +44 7917 576 597	M +61 459 800 131

David Ovington	Rachel Storrs
T +44 20 7781 2051	T +61 3 9283 3628
M +44 7920 010 978	M +61 417 401 018

Grant Donald	Galina Rogova
T +44 20 7781 1262	T +852 2839 9208
M +44 7920 587 805	M +852 6978 3011

Rio Tinto plc	Rio Tinto Limited
2 Eastbourne Terrace	120 Collins Street
London W2 6LG	Melbourne 3000
United Kingdom	Australia

T +44 20 7781 2000	T +61 3 9283 3333
Registered in England	Registered in Australia
No. 719885	ABN 96 004 458 404